Exhibit 99.1

Therapix Biosciences Clarifies Terms of Recently Issued Convertible Debenture

TEL AVIV, Israel, Nov. 29, 2018 /PRNewsire/ -- Therapix Biosciences Ltd. (“Therapix” or the “Company”) (Nasdaq: TRPX), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, announced on November 27, 2018 that the Company has entered into a securities purchase agreement with YA II PN Ltd., a fund managed by Yorkville Advisors Global, for the sale in a private placement of up to $2.5 million in principal amount of unsecured convertible debentures (the “Debentures”).

The Company wishes to clarify that at any time before the earlier of (i) the date of termination of the previously announced acquisition of the Company by FSD Pharma Inc., including if such termination is a result of expiration of the outside date (including any extensions thereto) set forth in the definitive merger agreement for such acquisition; or (ii) on or after March 1, 2019 (the “Fixed Conversion Price Period”), the conversion price of the Debentures is $7.00.

After the Fixed Conversion Price Period, the Debentures may be converted, at the option of the holder, into ADSs of the Company at the lower of (i) a price equal to 95% of the lowest daily VWAP during the 5 consecutive trading days immediately preceding the conversion date; or (ii) $7.00.

The foregoing summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the Debenture transaction documents, which are included as Exhibits 10.1, 10.2, and 10.3 to the Company’s Report on Form 6-K that was furnished to the U.S. Securities and Exchange Commission (the “SEC”) on November 27, 2018.

The Debentures and the ordinary shares issuable on conversion thereof have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or any state securities law.  Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and applicable state laws.

About Therapix Biosciences (Nasdaq: TRPX):

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of Senior Executives and Scientists. Its focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in the following drug development programs based on repurposing an FDA-approved cannabinoid (Dronabinol): THX-110 for the treatment of Tourette syndrome (TS), for the treatment of Obstructive Sleep Apnea (OSA), and the treatment of Pain; THX-130 for the treatment of Mild Cognitive Impairment (MCI) and Traumatic Brain Injury (TBI); THX-150 for the treatment of infectious diseases; and THX-160 for the treatment of pain. Please visit our website for more information at www.therapixbio.com.

Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on Therapix’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Therapix could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements in this press release include statements regarding the proposed FSD transaction. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Therapix’s Annual Report on Form 20-F filed with the SEC on April 30, 2018 and in subsequent filings with the SEC. Except as otherwise required by law, Therapix disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

Oz Adler, CFO
Oz@therapixbio.com
Tel: +972-3-6167055

info@therapixbio.com